EXHIBIT 99.1

Estre Ambiental Announces the Resignation of Three Directors
With Effect From December 31, 2018

SÃO PAULO, November 20, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”), one of the leading waste management companies in Latin America, announced today that Robert Boucher, Jr., Richard Burke and John Morris, Jr. have resigned as directors of the Company with effect from December 31, 2018, as the Board continues to align its size and structure with the Company’s current size and strategy.

The Company appreciates the contributions of Mr. Burke, Mr. Boucher and Mr. Morris and looks forward to their continued service until year end.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; changes in the company’s management and directors; the ability of the Company to execute its business plan and strategy; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations
ir@estre.com.br
+55 11 3709-2365

Media Relations
press@estre.com.br
+55 11 3709-2421